SEMOTUS ANNOUNCES FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED DECEMBER 31, 2003

Company Continues to Reduce Cash Burn, Net Loss & Operating Costs

Los Gatos, CA.-(PrimeZone Media) - February 12th, 2004, 6:00 AM EST---- Semotus Solutions (AMEX:DLK), an innovative provider of software for mobile enterprise applications, reported the financial results for the three and nine months ended December 31, 2003. The Company demonstrated its commitment to profitability with a near operating breakeven performance in the quarter. The Company reduced its net loss in the three and nine month periods in 2003 versus 2002 by 88% and 33% respectively. Semotus also reduced its cash burn by 63% in the comparable nine month period of 2003 versus 2002.

Semotus reported a reduction in its net loss to $71,516 or $0.00 per share (effectively operating breakeven) and to $1,900,295 or $0.09 per share for the three and nine month periods ended December 31, 2003 respectively from $571,943 or $0.03 per share and $2,835,651 or $0.16 per share for the three and nine month periods ended December 31, 2002 respectively. The near operating breakeven was accomplished even with a small decline in revenues in the quarter, due to the reallocation of technology purchases from 2003 into 2004 by customers of the Company. Semotus experienced a decline in revenues in the third quarter from $350,445 in the three months ended December 31, 2002 to $283,846 in the three months ended December 31, 2003. Nevertheless, for the nine months ended December 31, 2003, the revenues increased slightly to $1,010,680 from $1,005,612 for the nine months ended December 31, 2002.

The net loss in the three months ended December 31, 2003 was positively affected by the reversal of a non-cash charge to income of $314,712 due to the application of the variable method of accounting for certain stock options that were repriced. The nine months ended December 31, 2003 was still substantially affected by the non-cash charge to income of $947,850 for the application of the variable method of accounting. This is further discussed in Note 5 to the Consolidated Financial Statements, "Stock Based Compensation Expense", in accordance with generally accepted accounting principles.

Semotus' operating performance continued to improve, as evidenced by a continued increase in its gross profit margin to 78% from 75% for the nine months ended December 31, 2003 versus 2002, respectively. For the three months ended December 31, 2003 versus 2002 the gross profit margin declined to 72% from 80%, respectively due to the previously mentioned decline in revenue and due to increases in certain data feed costs. Operating expenses other than the stock, option and warrant expense showed significant improvement with a reduction of 40% and 56% in the three and nine month periods ended December 31, 2003 versus 2002, respectively. The Company has continuously and consistently managed its operating costs in order to reach profitability.

Also furthering the Company's goal of cash breakeven, Semotus reduced its use of cash by 63% to $652,371 from $1,780,101 in the nine months ended December 31, 2003 versus 2002, respectively. The Company has maintained it lower cash burn of a little over $200,000 per quarter in this 2004 fiscal year, which is a significant improvement over the last fiscal year.

"Our fiscal 2004 3rd quarter results clearly reflect progress towards our objective of achieving profitability. Now that we have successfully completed our 'Centralization and Consolidation' phase, revenue growth is the next objective on the path to sustained profitability," said Anthony N. LaPine, Semotus Chairman and CEO. "Our recent financing gives us additional operating capital to expand our Marketing and Sales efforts and fuel our revenue growth."

About Semotus Solutions

Founded in 1993, Semotus Solutions (AMEX:DLK) is a premier provider of software for the mobile enterprise connecting employees to critical business systems, information and processes. With a Fortune 1000 installed base and more than 600 corporate customers including Lockheed Martin, Blue Cross Blue Shield, Coca-Cola, Hewlett Packard, Nextel Communications, JP Morgan-Chase, and The United Nations, Semotus Solutions' software provides mobility, convenience, efficiency and profitability in the areas of workforce automation, finance, healthcare, and m-commerce. Semotus Solutions is proud to be included in the Deloitte & Touche 2002 "Technology Fast 500" list of companies. www.semotus.com

Semotus Solutions

Media Contact

Stephanie Janard, 303-708-1159

Marketing Manager

sjanard@semotus.com

Semotus Solutions

Investor Relations Contact

Tali Durant, 408-358-7100

Corporate Counsel

tdurant@semotus.com

This press release contains forward-looking statements, which are made pursuant to the Safe-Harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "intends", "believes" and similar expressions reflecting something other than historical fact are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. These forward-looking statements involve a number of risks and uncertainties, including the timely development and market acceptance of products and technologies, the ability to secure additional sources of finance, the ability to reduce operating expenses, and other factors described in the Company's filings with the Securities and Exchange Commission. The actual results that the Company achieves may differ materially from any forward-looking statement due to such risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.